January 31, 2012

Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Dear Ms. Blye,

We are in receipt of your letter dated December 14, 2011, referring to our 20-F for the year ended December 31, 2010, and requesting us to provide further information to the SEC on a supplemental basis, with respect to business dealings with Cuba, Iran, Sudan and Syria, four countries that are currently on the United States list of state sponsors of terrorism.

Compliance with U.S. Economic Sanctions and Export Controls

ABB has a comprehensive group-wide export control program and has established processes requiring that all exports, including those to Cuba, Iran, Sudan and Syria, be screened to ensure compliance with applicable U.S. and non-U.S. export control and sanctions regulations.  ABB’s U.S. subsidiaries do not conduct any business with or in Cuba, Iran, Sudan and Syria, and we believe that we comply with all U.S. economic sanctions and export controls regulations concerning those countries.

Business with Cuba, Iran, Sudan and Syria

Since the referenced 20-F principally covered the financial years ending December 31, 2010, 2009 and 2008, we have focused our response on that period (the “Relevant Period”).  For a list of the types of products and services that ABB subsidiaries have provided to Cuba, Iran, Sudan and Syria for the Relevant Period, please refer to Annex 1 to this letter.  As noted above, these products and services have been provided by ABB subsidiaries that are located outside of the U.S. and are not subsidiaries of U.S. companies.  Some of the business ABB has done with or in those countries has been with a government entity within the country such as a national or regional utility.  ABB does not track the business it does with government entities in various countries like Cuba, Iran, Sudan and Syria separately from the business that it does with non-government entities.  Therefore, it would be difficult to determine the amount of business ABB has done with such governmental entities in the Relevant Period.  However, the total revenues and volumes of ABB orders with Cuba, Iran, Sudan and Syria during the Relevant Period, which are set forth in Annex 2 to this letter, were quite small relative to ABB’s size.

We do not currently conduct or intend to conduct business in Sudan and we expect our business in Cuba to remain at extremely small levels.  We expect to do less business with Iran in the future since we have exited all oil and gas sector business in Iran and stopped entering into new business commitments in Iran.  We expect our business with Syria going forward to remain at a similar low level to that during the Relevant Period.  To the extent new business transactions are entered into with Cuba or Syria in the future, we would expect those transactions to involve similar products and services to those that our subsidiaries provided during the Relevant Period to those countries.

Materiality of ABB’s business with Cuba, Iran, Sudan and Syria

ABB does not consider its operations in Cuba, Iran, Sudan and Syria to be a material investment risk for our security holders in light of their potential impact upon ABB’s reputation and share value.   As noted above we have exited business in Sudan and have almost no business in Cuba.  We do not conduct business in the military/defense sector in Iran, are not undertaking new commitments in Iran and have exited business in the oil and gas sector in Iran.  Thus, to our knowledge, we are not on U.S. state sanctions lists of companies doing business with Iran.  Finally, our business with Syria is very small.  After reviewing the size and nature of ABB’s business activities in Cuba, Iran, Sudan and Syria, ABB does not consider its business in those countries to be material either on an individual country basis or in aggregate.  As such, it remains ABB’s view that its dealings in those countries do not need to be further disclosed in its annual reports filed on Form 20-F.

Conclusion

We trust you will find this letter responsive to your queries.

ABB acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

ABB Ltd

/s/ Diane de Saint Victor	/s/ Richard A. Brown
Diane de Saint Victor	Richard A. Brown
General Counsel	Chief Counsel Corporate & Finance

Annex 1

Based on our internal financial reporting system, the main types of products and services that we supplied to Cuba, Iran, Sudan and Syria during the Relevant Period were as follows:

Iran and Syria

Cables & Cable accessories, Control Products and Systems, Drives, High Voltage Products and Systems, Instrumentation and Analytical, Insulation Components, Low Voltage Products and Systems, Medium Voltage Products and Systems, Motors & Generators, Network/Communication, Power Electronics, Power Protection & Automation Products, Substation, Transformers, Turbocharging

Cuba

Low Voltage Products, Medium Voltage Products and Systems

Sudan

High Voltage Products and Systems

Annex 2

Based on our internal financial reporting system, we estimate that our revenues and volume of orders in Cuba, Iran, Sudan and Syria for the Relevant Period were as follows:

	Amounts in millions of USD			Amounts as a % of ABB Group
Cuba	2008	2009	2010	2008	2009	2010
Orders	<0.1	<0.1	<0.1	<0.01%	<0.01%	<0.01%
Revenues	<0.1	<0.1	<0.1	<0.01%	<0.01%	<0.01%

	Amounts in millions of USD			Amounts as a % of ABB Group
Iran	2008	2009	2010	2008	2009	2010
Orders	122	54	41	0.32%	0.17%	0.12%
Revenues	130	119	55	0.37%	0.37%	0.17%

	Amounts in millions of USD			Amounts as a % of ABB Group
Sudan	2008	2009	2010	2008	2009	2010
Orders	0.1	<0.1	—	<0.01%	<0.01%	—
Revenues	3.8	<0.1	—	0.01%	<0.01%	—

	Amounts in millions of USD			Amounts as a % of ABB Group
Syria	2008	2009	2010	2008	2009	2010
Orders	22	11	7	0.06%	0.04%	0.02%
Revenues	8	23	9	0.02%	0.07%	0.03%